SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 2054

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

24 December, 2025

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
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Exhibit 1.1	bp agrees to sell 65% in Castrol to Stonepeak dated 24 December 2025

Exhibit 1.1

press release
24 December 2025

bp agrees to sell a 65% shareholding in Castrol to Stonepeak at an enterprise value of $10 billion

●       bp has reached an agreement to sell a 65% shareholding in Castrol at an enterprise value of $10 billion.
●       Total net proceeds to bp of c.$6 billion, including accelerated dividend payments, will be fully utilised to reduce net debt.
●       Transaction accelerates delivery of bp's reset strategy, will significantly strengthen its balance sheet, and advances strategy to focus the downstream.
●       bp's retained stake in a new joint venture provides exposure to Castrol's growth plan while retaining optionality to realise further value in the future.

Following a comprehensive strategic review of Castrol, bp has reached an agreement to sell a 65% shareholding in Castrol to Stonepeak, at an enterprise value of $10.1 billion. This represents an implied EV / LTM EBITDA of around 8.6x reflecting the strength of the business and future growth potential. The transaction represents a significant milestone in bp's commitment to accelerate its strategy, including simplifying the portfolio, strengthening the balance sheet, and focusing the downstream on its leading integrated businesses.

The transaction is expected to result in total net proceeds to bp of approximately $6.0 billion, which includes around $0.8 billion for the pre-payment of future dividend income over the short to medium term on bp's retained 35% stake and other adjustments. The implied total equity value of Castrol is $8.0 billion after deducting JV minority interests totaling $1.8 billion, and other debt-like obligations of around $0.3 billion, and subject to customary adjustments. A significant proportion of Castrol JV minority interests relate to the shareholding in the publicly listed Castrol India Limited.

Upon completion of the transaction a new joint venture will be incorporated comprising a 65% Stonepeak and 35% bp ownership. bp's retained stake provides exposure to Castrol's growth plan over the coming years, which builds on a strong track record of nine quarters of consecutive year on year earnings growth. Following a two-year lock-up period, bp has optionality to sell its 35% stake in Castrol.

The transaction is expected to complete by end of 2026, subject to regulatory approvals.

Carol Howle, interim CEO at bp, said: "Today's announcement is a very good outcome for all stakeholders. We concluded a thorough strategic review of Castrol, that generated extensive interest and resulted in the sale of a majority interest to Stonepeak. The transaction allows us to realise value for our shareholders, generating significant proceeds while continuing to benefit from Castrol's strong growth momentum. And with this, we have now completed or announced over half of our targeted $20bn divestment programme, with proceeds to significantly strengthen bp's balance sheet. The sale marks an important milestone in the ongoing delivery of our reset strategy. We are reducing complexity, focusing the downstream on our leading integrated businesses, and accelerating delivery of our plan. And we are doing so with increasing intensity - with a continued focus on growing cash flow and returns, and delivering value for our shareholders."

Anthony Borreca, Senior Managing Director and Co-Head of Energy at Stonepeak, said: "Lubricants are a mission-critical product, which are essential to the safe and efficient functioning of virtually every vehicle, machine, and industrial process in the world. Castrol's 126-year heritage has created a leading market position, an iconic brand, and a portfolio of differentiated products that deliver meaningful value to its customers. We are excited to work alongside Castrol's talented employees, coupled with bp's continued guidance as a minority interest holder, as we support the business's continued growth."

The sale is part of bp's previously announced $20 billion divestment programme and brings completed and announced divestment proceeds to date to around $11.0 billion. All proceeds from this transaction will be allocated to reducing net debt towards bp's target of $14-18 billion by end 2027. As of the end of 3Q 2025 bp's net debt was $26.1 billion. Divestment proceeds guidance for 2025 is over $4 billion, of which $1.7 billion has been received as at 3Q25 results, with the remainder expected to be received by year-end 2025.

bp remains committed to driving the highest value for its shareholders, and will continue to:
●       seek opportunities to high-grade its portfolio and reduce complexity;
●       strengthen its balance sheet and optimise its cost base; and
●       invest with discipline with a focus on maximising cash flow and returns.

In doing so, bp is accelerating its strategy to become a simpler, leaner, and more profitable company.

Notes to editors

●        The transaction includes minority interests in Castrol, principally in India (49% interest), Vietnam (35%), Saudi Arabia (50%), Thailand (40%) and other jurisdictions.
●       After the transaction closes, bp expects to treat its retained stake in Castrol as an equity accounted investment, and does not expect to recognize earnings or receive a dividend in the short to medium term. Stonepeak has a preference on distributions.
●       Castrol non-controlling interests share of net income averaged around $100 million per annum since 2019.
●       Since 2023 Castrol's annual underlying effective tax rate has been on average around 30%.
●       bp will appoint two Board seats to the new incorporated joint venture on closing.

Ends

Further information:
bp press office London | bppress@bp.com | +44 7787685821

About bp
For more information visit bp.com.

About Stonepeak
Stonepeak is a leading alternative investment firm specializing in infrastructure and real assets with approximately $80 billion of assets under management. Through its investment in defensive, hard-asset businesses globally, Stonepeak aims to create value for its investors and portfolio companies, with a focus on downside protection and strong risk-adjusted returns. Stonepeak, as sponsor of private equity and credit investment vehicles, provides capital, operational support, and committed partnership to grow investments in its target sectors, which include digital infrastructure, energy and energy transition, transport and logistics, and real estate. Stonepeak is headquartered in New York with offices in Houston, Washington, D.C., London, Hong Kong, Seoul, Singapore, Sydney, Tokyo, Abu Dhabi, and Riyadh. For more information, please visit www.stonepeak.com.

Cautionary statement:
In order to utilize the 'safe harbor' provisions of the United States Private Securities Litigation Reform Act of 1995 (the 'PSLRA') and the general doctrine of cautionary statements, bp is providing the following cautionary statement.  This press release document contains certain forecasts, projections and forward-looking statements - that is, statements related to future, not past events and circumstances - with respect to the financial condition, results of operations and businesses of bp and certain of the plans and objectives of bp with respect to these items. These statements are generally, but not always, identified by the use of words such as 'will', 'expects', 'is expected to', 'targets', 'aims', 'should', 'may', 'objective', 'is likely to', 'intends', 'believes', 'anticipates', 'plans', 'we see' or similar expressions. In particular, the following, among other statements, are all forward-looking in nature: expectations in relation to the completion of the transaction described including the outcome of regulatory approvals and timing; expectations in relation to total net proceeds; plans and expectations in relation to Castrol's future growth plan and bp's retained stake; and plans and expectations in relation to bp's strategy including bp's net debt and other primary targets. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future and are outside the control of bp. Actual results or outcomes, may differ materially from those expressed in such statements, depending on a variety of factors, including the risk factors discussed under "Risk factors" in bp's most recent Annual Report and Form 20-F as filed with the US Securities and Exchange Commission and in any of our more recent public reports.

Our most recent Annual Report and Form 20-F and other period filings are available on our website at www.bp.com, or can be obtained from the SEC by calling 1-800-SEC-0330 or on its website at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 24 December 2025
/s/ Ben J. S. Mathews
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Ben J. S. Mathews
Company Secretary